Exhibit 99.1

May 25, 2012

Dear shareholders:

You are cordially invited to attend the Annual General Meeting of Shareholders of InterXion Holding N.V. (the “Company”), to be held on Wednesday, June 27, 2012, beginning at 10:00 CET at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk , The Netherlands.

Information about the meeting and the various matters on which the shareholders will vote is included in the Notice of Meeting and Proxy Statement which follow. Also included is a proxy card and postage-paid return envelope. Please sign, date and mail the enclosed proxy card in the return envelope provided, as promptly as possible, whether or not you plan to attend the meeting.

Sincerely,

/s/ David C. Ruberg

David C. Ruberg

Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF INTERXION HOLDING N.V.:

May 25, 2012

Notice is hereby given that the Annual General Meeting of Shareholders of InterXion Holding N.V. will be held on Wednesday, June 27, 2012, beginning at 10:00 CET at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, for the following purposes:

Opening of the meeting.

(1)	To adopt the Dutch statutory annual accounts for the financial year 2011, as well as to discuss (i) the annual report of the Board of Directors for the financial year 2011; (ii) the application of the Dutch corporate governance code; and (iii) the reservation and dividend policy;

(2)	To discharge the members of our Board of Directors from certain liabilities for the financial year 2011;

(3)	To re-appoint two non-executive directors;

(4)	To make certain adjustments to the compensation package of our non-executive directors as described in the proxy statement;

(5)	To appoint KPMG Accountants N.V. to audit the annual accounts for the financial year 2012; and

(6)	To transact such other business as may properly come before the meeting or any adjournments thereof.

Closing of the meeting.

The Company’s Board of Directors recommends a vote FOR each of proposals (1), (2), (3), (4) and (5) above.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Shareholders to be held on June 27, 2012: The Proxy Statement and the Company’s Dutch statutory annual accounts are available at www.interxion.com.

Copies of the agenda for the Annual General Meeting of Shareholders and related documents may be obtained free of charge at the Company’s offices in Schiphol-Rijk, The Netherlands, by shareholders and other persons entitled to attend the meeting and their representatives as of the date hereof until the close of the Annual General Meeting of Shareholders. Copies of these documents are also available on the Company’s website (www.interxion.com).

Our Board of Directors has determined that all holders of the ordinary shares of the Company as of the close of business on Wednesday, May 25, 2012 according to American Stock Transfer & Trust Company’s share register or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, are entitled to attend and vote at the Annual General Meeting of Shareholders and any adjournments thereof.

In accordance with our articles of association, shareholders must inform the Company in writing of their intention to attend the Annual General Meeting of Shareholders, and the Company must receive such notice by June 26, 2012. Notice to attend the Annual General Meeting of Shareholders should be sent to: Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than June 26, 2012. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the record date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Access to the Annual General Meeting of Shareholders is permitted only after verification of personal identification.

If you do not plan to attend the Annual General Meeting of Shareholders, please complete, date and sign the enclosed proxy and return it promptly in the enclosed envelope, which needs no postage if mailed in the United States. If you later desire to revoke your proxy, you may do so at any time before it is exercised.

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By Order of the Board of Directors,

/s/ David C. Ruberg

David C. Ruberg

Chief Executive Officer